Contact

www.linkedin.com/in/edward-kearney (LinkedIn)

Top Skills

Leadership
Management
Start-ups

Certifications

Associate Member
Associate Member

Publications

Drivers of alongshore variable dune erosion during a storm event: Observations and modelling

Resolution and Accuracy of an Airborne Scanning Laser System for Beach Surveys

An energy based model of storm induced shoreline erosion-Gold Coast, Australia

Edward Kearney

Founder and CEO at Valo
San Francisco, California, United States

Summary

Founder and Engineer. Founder of Boundary Layer Technologies, Snappr and GownTown. Alum of YC, UNSW and Lloyds Maritime Academy.

Experience

Valo
Founder and CEO
July 2018 - Present (5 years 6 months)
Alameda, California

Valo is building the next transportation revolution using hydrofoils.

Snappr Inc.
7 years 8 months

Advisor
July 2018 - Present (5 years 6 months)

Co-founder and Head of Operations and Marketing
May 2016 - July 2018 (2 years 3 months)
Sydney, Australia

The Y Combinator-backed marketplace for on-demand professional photographers.

GownTown Pty Ltd
Co-founder and COO at GownTown
January 2013 - December 2016 (4 years)
Ultimo, Sydney

GownTown is the premier retailer of academic dress and graduation merchandise in Australia. GownTown was founded in 2012 with the mission of making university graduations less expensive and more enjoyable, and since then has helped over 3,000 students graduate. It's operations are based in Ultimo, NSW, and retails nationally.

TahDah Productions

Founder and Creative Director
January 2012 - December 2016 (5 years)

Founder and Creative Director of Tah Dah productions, a flexible and lightweight filmmaking and video production company based in Sydney, Australia

GoFar
Marketing Strategist and Creative Director
January 2015 - April 2015 (4 months)

The NSW Greens
Marketing Strategist and Creative Director
October 2013 - June 2014 (9 months)

Developed marketing strategy and directed creative video content for state and federal campaigns. Clients included state and federal members of parliament.

UNSW Australia Water Research Laboratory
Graduate Researcher
February 2011 - August 2013 (2 years 7 months)

Graduate Researcher completing a Masters of Research. Masters thesis title: The design, application, and assessment of rapid-response airborne lidar for monitoring of storm induced beach erosion

University of New South Wales
3 years 5 months

Casual Academic
January 2010 - May 2013 (3 years 5 months)

Class tutor for undergraduate civil engineering courses including water engineering, structural design, hydrology and engineering mechanics.

President – Postgraduate Council
December 2011 - December 2012 (1 year 1 month)

President of the peak representative body for the 15,000+ postgraduate students at UNSW and a operational budget of $115k p.a.

NSW Department of Finance, Services and Innovation
Cadet Project Officer - Public Works
December 2008 - December 2010 (2 years 1 month)

Assisted in the project management and delivery of state government construction projects up to $110m in value. Prepared contract and tender documentation, assisted in tender evaluation, safety and environmental audits.

New College
Resident Tutor of Physics and Engineering
February 2009 - February 2010 (1 year 1 month)

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Education

University of New South Wales
Masters by Research, Coastal and Ocean Engineering · (2011 - 2013)

University of New South Wales
Bachelor of Engineering (BEng), Civil Engineering · (2008 - 2010)

Lloyd's Maritime Academy
Certificate of Naval Architecture, Naval Architecture and Marine Engineering · (2019 - 2019)

Y Combinator
W19 Batch · (2019 - 2019)

Y Combinator
W17 Batch · (2017 - 2017)